

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

August 3, 2022

Michael Poirier
Chief Executive Officer
Qualigen Therapeutics, Inc.
2042 Corte Del Nogal
Carlsbad, California 92011

> **Re: Qualigen Therapeutics, Inc.**
> **Registration Statement on Form S-3**
> **Filed July 29, 2022**
> **File No. 333-266430**

Dear Mr. Poirier:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Conlon Danberg at 202-551-4466 with any questions.

Sincerely,

Division of Corporation Finance
Office of Life Sciences

cc: Wendy Grasso, Esq.